
LIQUIDPISTON
2021 Report

Dear investors,

2021 was a very pivotal year for LiquidPiston from a company-building perspective.

We engaged on multiple DoD development contracts with the Army and the Air Force, enabling new engine development, portable electric generators and a hybrid-electric UAV propulsion proof-of-concept demonstration. We have also been notified of multiple other awards which we hope to get under contract by mid-year 2022.

This significance of this funding is two-fold: It is non-dilutive funding which injects Research and Development funding to support our first products, and this is a major potential customer, demonstrating strong traction and need for smaller, lighter heavy-fueled power solutions.

The DoD funding is augmented by the successful conclusion of a $15.9M Reg A+ crowdfunding campaign that put us in the position, really for the first time in the Company's history, of being able to aggressively build up our development team for the current development contracts, expand and upgrade our engine test facilities and in-house machine shop, and also build out our management team and supporting functional organizations as we transition from being an advanced R&D shop to a product development company on the path to commercialization. We anticipate that we will seek additional private investment funds to augment DoD and potential strategic partner funding in the future as appropriate to continue our company-building and commercialization efforts.

The DoD and selected industrial firms that we are engaged with also validate our business strategy and market entry strategy of developing small heavy-fuel rotary engines for i) portable generators, and ii) hybrid electric and direct drive propulsion for Unmanned Aerial Vehicles. This has solidified our go-to-market approach – and the company is focusing on launching a portable electric generator targeting multiple DoD agency requirements.

In summary, we're on strategy and we have an interested customer which is helping fund our development efforts. And we're extremely gratified that we have so many individual investors supporting our vision of bringing to market a significantly more efficient fuel energy-to-power technology in the form of a multifuel-capable rotary engine.

We need your help!

LiquidPiston is expanding! We need help on all fronts in hiring, and we are offering $5,000 referral bonuses if you help us find an engineer that we hire (paid after 12 months of employment). See our careers page at LiquidPiston.com/careers We are also working on a new product launch, and are interested in connecting with industrial designers that bring a sleek aesthetic to the design.

Sincerely,

Per Sandby

SVP, Corporate Development

Alexander Shkolnik

CEO

Nikolay Shkolnik

CTO

Our Mission

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Revenue was up from $425K in 2021 to $2.6M in 2022
- Signed contract with Army Research Labs for R&D worth up to $9M
- Closed $15.9M Reg A Offering

The Bad

- Hiring is a challenge
- Business Development / conferences were slow due to Covid
- Prototyping and sourcing impacts due to Covid

2021 At a Glance

January 1 to December 31

$2,604,033 +512%	-$1,818,378	$933,282 +536%
Revenue	Net Loss	Short Term Debt

$7,765,966
Raised in 2021

$8,534,181
Cash on Hand
As of 04/27/22

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Engines are dirty, and physics tells us we can do better! We've developed an optimized thermodynamic cycle and built a fundamentally new combustion engine that's cleaner, cheaper, quieter, and smaller. Compared to piston engines, our "X" rotary engine can be ~5-10x smaller and lighter than a Diesel, and up to 2x more efficient than a gasoline engine. An electric vehicle using LiquidPiston combined with a small battery pack could have a lower CO2 footprint compared to plug-in electric vehicles.

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

Milestones

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:

- Raised $1.29M from 727 investors on Wefunder in 2017.
- Since then, DARPA awarded a Phase 2 $2.5M development contract in October 2017, a follow-on to our 2 DoD contracts, totaling $5.5M in non-dilutive funding.
- New engine architecture could improve fuel efficiency by up to 2x over a gasoline engine while reducing size and weight by up to 10x over a diesel engine.
- 45 patents issued or pending in the U.S. and internationally.
- Our 70cc "X mini" engine is a 3-5hp gasoline engine the size of a honeydew melon. Measured 50% increased efficiency over comparable per-cylinder displacement gasoline engine. The engine is being inserted into a 2kwe hybrid electric generator for Army applications.
- Our 750cc "X-4" engine is a 40hp rotary Diesel X engine "Alpha" prototype, which ultimately may fit in an 11" box while weighing just 40 pounds. We are proving it's efficiency and power.
- Completed $1M "seedling" program with DARPA in 2015.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $2,604,033 compared to the year ended December 31, 2020, when the Company had revenues of $425,654. Our gross margin was 38.23% in fiscal year 2021, compared to 34.73% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $12,092,860, including $8,015,115 in cash. As of December 31, 2020, the Company had $7,059,161 in total assets, including $6,058,920 in cash.
- *Net Loss.* The Company has had net losses of $1,818,378 and net losses of $2,904,680 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $1,084,487 for the fiscal year ended December 31, 2021 and $296,674 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $18,008,239 in equity and $2,206,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiquidPiston, Inc. cash in hand is $8,534,181.46, as of April 2022. Over the last three months, revenues have averaged $248,855/month, cost of goods sold has averaged $161,731.75/month, and operational expenses have averaged $467,020.01/month, for an average burn rate of $379,896.76 per month.

Our Regulation A offering that opened in September of 2020 closed at $15.9M total in 2021. In addition the company has secured a $9M government R&D contract that will continue for the next few years.

Revenues and costs are both expected to be about $500,000 per month, as the company executes on it's government contracts. The Company will also be making capital investments in the facility.

We are not yet profitable, but the company has R&D contracts that are paying for most of the operating expense. The company is and will be investing capital into infrastructure

The company has government research and development contracts that it is executing on.

Net Margin: -70% **Gross Margin: 38%** **Return on Assets: -15%** **Earnings per Share: -$1.05** **Revenue per Employee: $118,365**

Cash to Assets: 66% **Revenue to Receivables: 2,367%** **Debt Ratio: 9%**

1FINAL_LiquidPiston__Inc._Financial_Statements_for_the_years_ended_December_31__2021_and_2020.pdf

We ♥ Our
1060 Investors

Thank You For Believing In Us

Barnaby Zelman
Bruce Emerick
Ron Quartel
Timothy Quek
Teodulo Ted SANCHEZ
David Dupuy
Steve Gara
Byron W Fain Pershing
Ted FRALEY
Lucas Norrie
Manford Fern
Sharath Murthy
Jeffrey Carter
Riley Johnson
Emily Connor
Krishna Mohan Gummalla
Francisco Bethencourt
Joshua Meltzer
John Kelly Wallace
Jim Burtoft
Evan J SEGAL
Rajkumar NATARAJAN
Edward Y S Lee
Cory Liebmann
David Gillie
Charles Johnson
Yoav Getzler
Modesto Martinez
Gregory Hohertz
Misty Guevara
Stephen Traeger
Chris Kibbe
Enrico Piazza
David Friedman
Adrian Van Luven
Alan Raphael
Juan Antonio Canet
Mike Wienick
Davin Nguyen
Roro TheeGreat
Jon Gordon
Amit Chheda
John Young
George Zraick
Iran E Spradley
Paul S. Lee
Andrew Loh
Alexandru Mincu
Jorge Santillan
Douglass C Brown
Steven Burns
Michiel Holley
Ron Gajewski
Chinedum "Chin" Uguru
William D. Tillmon
John Morro
Jeremy Schmidt
Brian Prong
Alexander Burkhardt
Lee Andrews
Maria and Jerry Weaver
Sean McDonald
Rob Bunn
Patrick Henry
Wiley Allen
Steven McNutt
Satya Allaparthi
Jon N Rasmussen
Richard Servatius
Joshua Littmann
Robert GILBERT
Rudi Buergi
Kenneth W Riches
Lonnie R Holland
Julio Castellan
David Ross
John J Longeway
Paresh G Vallabh
Katlego Tlale
Francisco I Ordonez
Desmond Wan
Dale Conzelmann
Chelsea Scheiber
Nahiem Hood
Andrew Dysart
Terry Carlson
Keith D. Munroe
Joel Rahn
Edward S. Yco
Matthew E Silverman
Joseph J Egan
Eric Nicholas
Debra A Schultz
Thaddeus Onwuka
Bobby Silaphet
Lawrence Matta
Richard Young
Sharon Shemtov
Johnathan Kelly
Chad Quinn
Nicholas Hepher
Clyde Tenn
Steven Frazier Child
Jacek Kalmus
Paul Overy
John Brooks
John Kenyon
Jacob Varshal
Kenneth G. Hoffman
Jeffrey Alan Pedroley
Jim Chrena
Andrew Douglas VanderP...
Patrick Quane
Candee Lynn Wilson
William Cline
Troy Ochowicz
Russell Murphy
Paul Anguiano
Roland Chow
Anna Morrison
Jake McCarthy
Sean Hennessey
Todd Werner
Jayachandran Nair
Titus Oparaocha
David Rakoff
Doug Nesbit
Srinivas Gadiraju
Jonas V. Butkus
David D. Sproul, Sr.
Paulo Cesar Waidzik
Mark Butkiewicz
Blake Edwards
Praveen Sridharan
Michael Mentele
Daniel Ely Rankin
Nelson Chua Tan
Stephen Foster
Nadhamuni R Kamireddy
Venoodhar Reddy
Walter Robinson
Daniel Croley
Freddy Dopfel
Brandon Truong-Phan
Chuck Pisano
Richard Glick
Janine Kutas-Hille
Vikash Kumar
Joseph Hilger
Hank Chen
Janak Savaliya
Nathanael Pine
Howard Stark
Marek Nenadal
Mircha Osain
Jonathon Bisset
Chinto Mani Bajgai
Surej Manappatty
Boris Krasnoiarov
Darryl Hagman
Keith Guerin
John Jenks
Morris Gelman
William T Fuller Jr
Billy Myles
Mohammad S. Bhuiyan
Rory Meyer
Matthew Milner
Tom Ordanis
Leonard Goerss
Thomas McDonough
Hok Gouw
David Detzel
Alexander Gostev
Alan E Howard
Jim Dunlo
Alan Amm
Will Lee
Stephen William WALLS
Leonard Goerss
John Rasmussen
Earendil Engelmann
Fred Katzman
Dave Nelson
Kenneth Shelton
Christine Linker
James Young
William Gray
Harold Lane
Dominiq Bing
Patricia Osbourn
Artemio Alvarez III
Noel P HYMAN
David M. Angers
Janou Perczek
Siri Kumar Kambam
Terence Teruya
Dale Gehrlein
Richard Lee Frost
Donald Franklin Rhoad
Dave Edvalson
Mark Hayes
Mark Sulkowski
John Bell
Wes Ross
Renato Franzellin
Chris Sedore
Kevin Hayes
Viswanadha R. Bommepal...
Benjamin Zand
Emmanuel Mboho
Paul Joseph Whelehon
Marc H. Ferrera
Anita TANG
Richard Mauldin
Robert Smith
Ryan Bello
Harry Edwards
Spencer Smith
Brian Lallement
David Handley
William Nabors
Stanley Forwand
Bill Shevlin
Bhargav Chowdary Dudd...
Eric Ramey
Anthony Palumbo
Brad Yasar
Evan O'Brien
Dean Hawkey
Andrew Young
Tori Carlile
Walter Hughes
Henry Henderson
Steven Humphrey
Steven Green
Michael V. Wood
Scott Kuryak
Roger Guo
Kurt Stahlfeld
Doug Nesbit
Venoodhar Reddy
Goutam Torvi
Steven A Pennell
Omar Plummer
Clay Fulk
Curtis Lee Hugo
Raymond Zialcita
E. Timlin
Finnian Cornelison
David Gillie
James Harbal
Don Schager
Scott Li
Sam Roberts
Jinmei Zhang
Patrick Dowling
Troy Pack
Carolyn Smith
Olle Pellijeff
Kjell Edmund Ims
Roger Austin
Olle Pellijeff
Justin Keith Reeger
Scott E Kaplan
Lee Sherman
William Pena
Enrico Piazza
Sydney Brown
Chuck Pisano
Robert George Elves
NEAL RICKS
Kenneth R. Welsch
Patrick Henry
Johannes Guenther
Karyn Ames
Clifford Ward
Everett Pagett
Kenneth O'Donnell
Jack Heald
Jacob Lehner
William Dennison II
Jeff Lloyd
Jemin Patel
John Coffin
Morris Gelman
David A Burnie
Richard Servatius
Cameron J. Figgins
John Clifford
Robert Stoddard Jr.
Dawn Koncsol
Perry M Chappano
Anton Strom
Anand Agarwala
Justin Davis
Al Zak
Morris Jones
Martin Wagner
Jj Kane
Takashi Tokudomi
Ricky Mac
Jeff W
Renee Schaeffer
Tom Janotti
Jeff Moulton
Mark Cecconi
Richard Bjelland
Marius Beceanu
Ethan Robinson
Louis H Elwell, III
Brenda HAY
Rodney Wade
Walter Keffenberger
Danny Gorman
Richard Robinson
Karen Moore
Matthew Regen
Laurens DeHaan
Baha Alqam
Daniel Smith
Abinet Boku
Thomas Wojcik Jr
Tony M Thurston
Dimitry Snezhkov
Marcus Shaw
Melvin Kestner
Ma Cecilia CRUZ
Jeff Jack
Mitchell Ange
Robert Hodson
Michael Delaney
Valerie Grant
Wijnand D Langeraar
John S Gregg
Jason Thomas
Kevin Hartford
Larry Berman
Christopher M. King
Seth Gregory Peyla
David D. Sproul, Sr.
Sajad Zalzala
Syed Ishaq
William Glenn Skyles
Emmanuel Thomas
Marek Vrba
Joshua D Hicks
Alan Jacobson
Jim Noha
Takeo Aso
Tori Carlile
Larry Berman
Seth Gregory Peyla
Wayne Miller
Bernard Ogon
Rex Plumlee
Yuanyan Wu
Cody Heisinger
Thomas Kiefer
Mark Nelson
Ronald Alan Brooks
Tori Carlile
Christopher Stegeman
Jacob Allred
Ben Schott
Igor Z
Rich Fazzolare
Daniel Shoemaker
Marcel Obrejanu
Michael Schmidt
David Morales
Robert Kieronski
Michael Buschman
Patrick Dowling
Andrew George
Carol Battle
Michael T Zinga
Stephen Maxwell
Robert Kieronski
Paul Aho
David Williams
Den Parnovsky
Connor Watson
Nikki WILLIAMS
Mark Plichta
Paul Varkey
Scott Borg
Michael Metz
Emmanuel Morris
Dennis Templeton
Kevin Pacheco
John Capece
Larry Griggs
Jeff Pine
Monika Wescott
Richard W RICHARDSON
Dean Kennedy
Jeffrey N. Vargas
John Capece
Hubert Middleton
Joseph Hammett
Kody Bartz
John Dixon
Gerald Rhoades
Felix Schwartz
Timothy Michael Miller
Benjamin DWYER
Rich Robison
Stephan Tornier
James Bailar
Kimberley Robertson
Michael Golden
Michael Lee
Velmurugu Manoharan
Kelly Beeton
Cynthia Cassandro
Gordon Louis
T Clive Reynolds
Gabriel Voehl
Jared Zito
David Reardon
David Harkman
Lane B Wyatt
Eric Hoxie
Greg Peyla
Melissa Allen
Fred Wolfe
Joel Samuelson
Drake Russell
Michael Nagy-Deak
Ron Yaniv
Brad G Farber
Brenda Richards
Harold E WILLS
Richard Targow
Michael Istfan
Joe W. Smith
Javier Olivera Whyte
Robert Jacques
David Li
Ted Apple
Frank Szinger
Paul Thompson
Chris Bramon
Manish Chabria
Andrew C Laufer
Natch Greyes
Anthony Zamora
Barbara Jane Pinel
John Kelly Wallace
Kenneth Ignacio
Lance A Singleton
Amanda J. Hardesty
Grant Steyer
Pamela Rodgers
Gokul Sahni
David Rivers
Antonio D'souza
Lawrence J Masotti
Chris Calabrese
Karl T. Ulrich
Byron W Fain Pershing
Marcus Michles
Greg Aldrich
Jon Biggs
Paul Wells
Raphael Everest Huber
Sankarananda Basak
Marty Blackmon
josue guevara
Alfonso Aduna
Luis Gabriel Cabrera Mora
Jake McCarthy
Richard Tran
Keith Kay
Fakheruddin M Mustafa
Nathanael Pine
Donald Coleman
John Janecky
Heino Hynninen
Jose A. Gomez
Aalap Sharma
Bruce Cardiff
Karthick Sankarachary
Heino Hynninen
Walid Tarraf
Tonya Sharps
Sean Marsland
Mike Wienick
James Boehmer
Misty Guevara
Reid E. Culton
George James
Jon Madden
Charles Freehill
David L. Schell
Eduardo Armenta
John Christopher Hardin
Ricardo Montoya
Colin Robert Russell
Henry A Iannuzzi
Stephen William WALLS
Alan E Howard
Matthew Chapman
Mahita Mishra
Hubert Middleton
Leonard Goerss
Larry Griggs
Eustachio Caporusso
James Vickers
Brian Purdy
Joon K Kim
Thomas Kollar
Dennis Melton
Thomas G Blomstrand
Lawrence Winnerman
Van Duc Nguyen
Sure Chap
Martha W D Bushnell
Jimmy L Hudson
Robert Moore
Darin Brownlee
William Golden
Mohan Rangan
Aaron Christensen
Charles Illingworth
Daniel Denton
Phil Turturici
Yury Stolyarov
Thomas Kelley
Tyler Buck
Richard Miller
Edward J ESPOSITO
Richard Roberts
Oleg Kozhukhovskiy
Shamir Furtado
Lon HOSKINS
Long Van Nguyen
Michael Zoll
Louis Gonzales
Grant Ross
Patrick COLLINS
Phillip E Bolin
Joseph M. Osborne
John Reilly
Eric F Johansen
Sukrant Gupta
Erica Billings
Stephen Yoskowitz
Andrey Patrov
Steven Zimmerman
Phil Apostolou
De Wayne Mauzey
George Mc Ginty Stoneha...
Jeffrey Alan Peck
Tom Dalton
Early David Ehlinger
Thom Schotanus
Mk Anderson
Jim Burtoft
Michel R Schein
Serge-Eric Tremblay
James O'Connell
Tom Dolezal
Matt Edgar
Jean Oosthuizen
Dilraj Ghumman
Kelvin Mok
Chisom Egwuatu
Chris Cassara
Robert White
Barry R. Gager
Gokul Sahni
John S Gregg
Himanshu Kapoor
Benjamin Ross Pereus
Chandra Innuganti
Alastair Lea
Jake McCarthy
Andrew Gazdecki
Christian Mark Warren
Clay Fulk
Kevin Kwok
Kurt Stahlfeld
Tanya Boettcher
Eliot Flannery
Praveen Suluvai
David Thierman
Joel Gabriel
Walter Morgan
Rupesh ROY
Tom Lowe
Kenneth Dickie
George Lugo
Christopher Weaver
Mikael Strehlem
Jonathan Block
Felipe Perez
Ramon Ortega
Daryl Diamond
Yuji Imai
Morgan O'Rourke
Robert Koehler
Mark Thurber
John Danesi
Peter Van Drumpt
Clarence Farrell
Anna Davis
Sam Olaniran
Richard Servatius
Dave Soerens
Don Oliver
Stephanie Makishima
David M Keith
Mark W Peterson
Byron W. Smith
Mark Weissman
Peter Van Drumpt
Craig Sweet Kenyon
Randall Huddleston
Girish Amin
Jeff Moore
Jason Moore
James Martin
Raylen Worsham
David Bayer
Michael DeLaMater
Terry Osborn
Craig C. Kinsey
Brian Krulik
Diane Eilenberger
Michael Zarembski
Benjamin O'Brien
Larry E Proud
James Gray
Fenil Shah
Lauren Boyd
Milad Gerges
Jinuck Lim
Wayne Bucher
Eric Anderson
David Robbins
Steve Shill
Anthony D Nickelatti
Caleb O'Dowd
Rodge Bickerstaff
Joseph Kreinbrink
Gary R. Parvin
Andrew Wright
Vural Tuna
Nauman Siddiqi
Gregory Kinsman
VUGAH MUNANG
Cody Hays
Richard Berard
John M. Wagner
William Pitts
Mary Bassett
Ken BREHNAN
Andy Lo
Robert D. Fife
Robert A. CRISOSTOMO
Chi Chan
Robert T Cunningham
Jeremiah Dick
Michelle Lai
Rem Darbinyan
Luis Gabriel Cabrera Mora
Ankur Tangirala
Michael D McConaughy
Todd Hendricks
David Hourani
Dodge Rodgers
Gerry Cardinal III
Charles D. Hicks
Franklin Scruggs
Kurt Stahlfeld
Sheila Schaefer
James Donnell
Roop Pondicherry
John Klemenc
Marcus Michles
Jonas V. Butkus
James O'Connell
John Klemenc
Victor Variz
Guy Rodgers
Tim Fielding
Douglas Greenwood
Vivek Dixit
Kim Thomas
William HANSEN
Abhishek Choudhary
Jim Rice
Bob Stearns
Nik Hart
Carl Lumma
William Bradley Crosby
Greg Horrall
Kwame Lewis
Bobby Hammond
Jorge Diaz Rivera
Robert A De Mattia Sr
Ed Strasbourger
Joseph Coco
Michael Thomas
Sam Simonovich
Benjamin Djidi
Gerry Wevodau
Andrew Lindley
Thomas Rye
Daniel Gale
David Nicol
Keith Adam McCracracken
Rustin Ross
Raj Thiyagarajan
Dean Kennedy
Art Barrett
Carlos Masauding
James W. Vain
Justin Lamoureux
John Sims
Vamsi Addanki
Craig Sweet Kenyon
August Haugen
Md Pham
Herbert Hanson
David A Burnie
William T Fuller Jr
Maria and Jerry Weaver
Jonathan Cherwa
Mike Stockhausen
Amy T Mintner
Satya Allaparthi
Pete Cooper
Mark Patterson
Edward Gene MUMPOWER
Joseph C. Oliver
Hashim Bharoocha
Barry Turkanis
A.J. De Ruyter
Greg Skiff
Matthew Gidicsin
Gregory Boyle
Deborah Stone
Anthony Picciuto
Brady Fuller
Margaret Brown
Jacquelyne Nichols
Stuart Bunker
Frederic Ellise
Nathan Coffelt
James P. Pinney
Susan Hoffert
Richard Burgos
Ling Fan
Richard Pollack
Robert W. Dyess
Tara Geria
Delbert Horn
Michael Reding
Michael D Greene
Ross A Brewer
Fred George
Brian F. Chrest
William Berard
Steve Morse
Landrade H. Abueva
Vinod Govindharajan
Barbara Parris
Philip Crow
David Erickson
James Jung
Watchdog Investments LLC
Stephan Goldstein
Jonathan Moon
Vladyslav Ovchynnikov

Garry CHAN	Sean Peters	Kristen Kekaiwahinenaniik...	Gina S. Ghent	Anand Mukherjee	Benjamin DeMasi-Sumner	John Hammar
Joseph Diokno	Ethan So	John HYDER	Shane Peters	Edgar Mauricio Cadena P...	Dan Schoeffler	Marsha Isbell
Carmine Barone	David Cohen	Pamela Chan	Mark Morris	Pratap Manne	Alec McNayr	Evan Geller
John T. Riecker	John Pigott	Peter Andrews	Alyssa Kennedy	Gregory Stephens	Arthur Malkani	Richard P. Barnitt
Matthew Egen	Todd G Nelson	Mark Schroeder	Manish Thakrar	Frank Little	Kyriacos Skevas	Andreas Skevas
Douglas M Rawlings	Lyndon Steward	Murugesh Naidu	Sue And Claude Wise	James Williams	Jayy Hall	Vincent Lee
Venkata Sanyasi Rama Sa...	Manish Thakrar	Arthur Malkani	Joseph C. Oliver	Mary Bassett	Andrey Patrov	Richard Targow
Phil Apostolou	Richard P. Barnitt	Stephen Johnson	Lyndon Steward	Donald Tyler	Richard Burgos	John HYDER
John Dixon	James Young	David Lerner	John T. Riecker	Eric F Johansen	John Osher	Gabriel Lee
Myron C. White	Paul Thompson	Bruce Mortensen	Lon HOSKINS	Dan Schoeffler	Brian Corcoran	Martin Wagner
Brian Lallement	Stephan Goldstein	Delbert Horn	Brian Widrig	Kenneth Shelton	Kishore GADHIRAJU	William Golden
Michael Golden	Robert Jacques	Carl Goran Nyrell	David Murray	Sean Peters	Christopher Jackson	Steve Brady
Melvin Kestner	Neville George	Joshua Southward	Raymond K. Lutz Jr	Vural Tuna	Tom Isbell	Joe And India Isbell
Devon Khan	Robert Benham	William W Loomis	Howard Talesnick	James Jung	Ajay R Shah	Connor Whitman
Christopher Wanta	Charles Eck	Josef Stastny	Kenneth Welborn	Nathan Webber	Frances Webb	Steven Saunders
Scott Haralson	Chang Woo Lee	Johnson AKINBODUNSE	Marco Ferloni	Joshua Reed	Brenda Richards	Sanjeev Munjal
Donald V Stitz	Ashish Pandey	Jude Kidder	Gary G. Baxter	Mahlon D. Horton	Joseph Herrera	John Carruth
Randall Morisch	Smith J. SAINT-AIME	Jonathan Heiss	Jeff Pasquerella	Wassim Hassan Subratty	Jeffrey S. Barnett	Travis Johnson
Louis Adam	Carol Davids	Clark Rollins	Kamal NASIR	Louis Carr	Sean Forney	Kerry Witte
Midhat Qidwai	Herb Pagano Jr	Taurino Rodriguez	Carlos Salas Porras Soule	Robert W Lindemuth	Rene C. Martens	Abdullah Almutlaq
Betty M CULPEPPER	David Stockwell	E James HURRLE	John W Gallivan, Jr	Lillieth AgardSmith	Steven Frazier Child	Rosalie Fray
Andrew Michael Maynarich	Craig Seeman	Hung Le	Michael Keplinger	Blair Sheppard	W. Majors Harris	Mark Olsen
Sean Rogers	Harold Robert Kidder	Aleksandr Trofimob	Sharathchandra Gudugun...	Doug Scott	Jacob Adelman	David Drabkin
Margot Paavel	Colin Church	Michael Littlejohn	Harvey Green	John Tran	Rudy Banerjee	James Marsh
Sabih Anwer Banty	Tyler Cook	Johan Bij De Vaate	Christopher Ward	David West	Lindsay Paige Knowles	Robert Noack
Gaylord Fines	Evan Geller	Vikash Kumar	Johnson Babu Jagasetty	William Barney	Steven Chang	Roanne Wamil
Chris Keenan	Ethan Leduc	Laurence Mann	Joseph Foelker	Robert Resnick	Raymund Padilla	Davender Bhardwaj
Hashim Bharoocha	Gerry Bonn	Montgomery Close	Richard Vollertsen	Thomas Smith	Donald Scrivener Jr	Evan Geller
Nathan Webber	Jannes Van De Ven	Raymon Orange	Christina Razzano	Kevin Oh	Amanda Goins	Douglas Gaasvig
Jeff Shih	Bal Bharati	Naina K Dhaurali	Prodromos Lazarou	Kenneth Forsythe	David Russ	Kelly House
Shiloh Acres LLC	Jason Roben	Joseph Mollura	Lawrence Gray	Dale Pittman	Arthur Luna	Filipe Peerally
Clayton Dolan	Galen Siler	David STEVENS	Tisha Douthwaite	Thomas A Milnes Coates	William HOLTHAUS	James Penuel
John Signorino	Des O'Toole	Paul Short	Richard Dornier	John Gaczewski	Robert Balsamo	Peter Gibbons
Mark /Barbara Niekamp	Jedidiah Hooper	Daniel McDaniel	Joshua Moore	Kenneth Strange	Jay Moskowitz	Jonathan Balashaitis
Jeremy Black	Ziad Fares	Christopher Cho	Ron Southern	Gill Gavin	Ian Davison	Grant Baker
Mark Cruz	Kanu Patel	Timothy Setter	Scott Gall	Michael Teske	Jason Markulike	Habroush Al Suwaidi
Pavel Jaros	Roger M Bean	Michael Delaney	Paul Lyons	Zac Weidner	Elizabeth Dawson	Michael Gately
Russell C Parker	Jeffrey Parkin	Stephen Clark	Moises Arturo Cervantes ...	Kevin Fullerton	Doug Nichols	William M Dallin II
Mark Craig	Jay Patel, MD	System Admin	Jason A CAMPBELL	Joshua Niese	Adam Wofford	Joseph O'Connor
Rudy Banerjee	David West	Martin Wagner	Richard Targow	Joseph Herrera	Michael Golden	William Golden
Lafaiol Charles	Jeff Winter	Istvan Toth				

Thank You!

From the LiquidPiston Team


engineexpo2013

Alexander Shkolnik
CEO



Nikolay Shkolnik
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Per Suneby	Managing Director @ Sternhill Associates	2016
Alexander Shkolnik	CEO @ Liquid Piston	2007
Nikolay Shkolnik	CTO @ Liquid Piston	2007

Officers

OFFICER	TITLE	JOINED
Alexander Shkolnik	CEO, President, Secretary	2007
Nikolay Shkolnik	CTO, VP of Research and Development	2007

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Shkolnik	500,000 Common Stock	82.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2016	$251,000		Regulation D, Rule 506(b)
09/2016	$1,230,000		Regulation D, Rule 506(b)
04/2017	$999,999		4(a)(6)
09/2017	$299,150		506(c)
05/2018	$200,000		Regulation D, Rule 506(b)
03/2019	$100,000		Regulation D, Rule 506(b)
03/2019	$889,317		4(a)(6)
12/2019	$425,000		Regulation D, Rule 506(c)
04/2020	$1,069,413	Common Stock	Regulation Crowdfunding
07/2020	$623,128	Common Stock	Regulation D, Rule 506(c)
09/2020	$166,122	Common Stock	Regulation D, Rule 506(c)
03/2021	$7,765,966	Common Stock	Regulation A+
01/2022	$8,137,863	Common Stock	Regulation A+
04/2022	$245,747	Common Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/27/2016	$251,000			$2,700,000	09/25/2020
09/24/2016	$1,230,000			$15,000,000	
05/24/2018	$200,000	4.0%	0.0%	$30,000,000	05/24/2021
03/11/2019	$100,000	4.0%	0.0%	$35,000,000	03/11/2021
12/20/2019	$425,000				

Outstanding Debts

None.

Related Party Transactions

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders. The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs. On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management. In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management. On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0
Transaction type	Other
Issued	01/13/2016
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,000.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	200,000	87,752	Yes
Common Stock	2,500,000	1,638,736	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	136,158 granted / 200,000 total option pool

Risks

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon

many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LiquidPiston, Inc.

- Delaware Corporation
- Organized June 2004
- 22 employees

1292a Blue Hills Ave.
Bloomfield CT 06002

http://liquidpiston.com

Business Description

Refer to the LiquidPiston profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LiquidPiston has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.